Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-          ) and related Prospectus of Nationwide Health Properties, Inc. for the registration of 1,500,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 16, 2009, with respect to the consolidated financial statements and schedule of Nationwide Health Properties, Inc. and the effectiveness of internal control over financial reporting of Nationwide Health Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Irvine, California

April 2, 2009